UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2026

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated March 12, 2026.

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group reports fourth quarter and full year 2025 financial results, delivering strong revenue growth and profitability with positive cash flow

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Fabrice Chouraqui

	Name:	Fabrice Chouraqui
	Title:	CEO

Date: March 12, 2026

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Pharming Group reports fourth quarter and full year 2025 financial results, delivering strong revenue growth and profitability with positive cash flow

•Full year 2025 total revenues increased by 27% to US$376.1 million, driven by continued growth of RUCONEST® and rising demand for Joenja® (leniolisib)
•Fourth quarter 2025 total revenues increased by 15% to US$106.5 million, compared to the fourth quarter 2024
•RUCONEST® full year revenue increased by 26% to US$317.9 million and fourth quarter revenue increased by 9% to US$86.7 million
•Joenja® revenue increased by 29% to US$58.2 million and fourth quarter revenue increased by 53% to US$19.8 million
•Achieved US$25.8 million operating profit in 2025, compared to a loss in 2024
•Achieved US$54.7 million net cash flow from operations in 2025, compared to negative cash flow in the prior year
•2026 total revenue guidance of US$405.0 – US$425.0 million (8% to 13% growth), driven by significant and accelerating growth for Joenja® and continued growth for RUCONEST®
•Advancing the clinical pipeline with key 2026 milestones including Phase II leniolisib readouts in PIDs with immune dysregulation and pivotal FALCON study enrollment completion for napazimone (KL1333) in primary mitochondrial disease
•Pharming to host a conference call today at 13:30 CET (8:30 am EDT)

Leiden, the Netherlands, March 12, 2026: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM / Nasdaq: PHAR) presents its preliminary (unaudited) financial report for the three months and full year ended December 31, 2025.

Chief Executive Officer, Fabrice Chouraqui commented:
“2025 was a defining year for Pharming and reflects the focus and discipline our teams have brought to executing our strategy. We outperformed revenue guidance and delivered strong financial performance, with total revenues up 27%, driven by continued RUCONEST® growth and rising demand for Joenja® (leniolisib).

With its efficacy, reliability and rapid onset of action, RUCONEST® remains an established on-demand treatment option for difficult to treat patients. Joenja® performance accelerated in 2025, with growth driven by a 25% increase in patients on paid therapy in the U.S. We have identified approximately 1,000 APDS patients globally, reinforcing the expanding opportunity for Joenja® as diagnosis and patient identification continue to improve.

We also demonstrated disciplined cost management, delivering US$25.8 million in operating profit and US$54.7 million in net cash flow from operations in 2025. This marks an important inflection point and strengthens our ability to fund growth and long-term investment.

Building on this momentum, we plan to further enhance capital allocation to drive growth. We expect 2026 total revenues in the range of US$405 million to US$425 million, representing 8% to 13% growth, driven by both Joenja® and RUCONEST®.

Our pipeline is a significant value driver, and we highlighted its depth and upcoming catalysts at our recent Investor Day.

Entering 2026, our priorities are clear: reinforce RUCONEST® as a cornerstone on-demand therapy for difficult to treat HAE patients, accelerate Joenja®’s expansion, and advance our pipeline to broaden our impact in rare disease. We continue to expect Phase II read-outs for leniolisib in broader primary immunodeficiencies with immune dysregulation in the second half of 2026 and are on track to complete enrollment in the pivotal FALCON study of napazimone (KL1333) in 2026, with data readout anticipated in late 2027.

This momentum reinforces the strength of our business and positions us to advance our high-value pipeline, delivering long-term value for shareholders and meaningful impact for rare disease patients.”

Fourth quarter and full year 2025 highlights

Commercialized products
RUCONEST® marketed for the treatment of acute HAE attacks
RUCONEST® growth continued in the fourth quarter of 2025, with revenue of US$86.7 million, a 9% increase compared to the fourth quarter of 2024. Revenue for the full year 2025 reached a record US$317.9 million, representing 26% year-over-year growth.

In the U.S. market, we continued to expand our patient and prescriber base during the quarter and throughout the year. Revenue growth over the prior year reflects the benefit of a larger patient base, including patients with HAE with normal C1-INH. With its efficacy, reliability and rapid onset of action via IV administration, RUCONEST® remains an established on-demand treatment option for patients experiencing more severe or frequent attacks who have failed other on-demand medications. During the year, we increased the RUCONEST® physician prescriber base by 6%. Unit sales volume in the U.S. increased by 2% in the fourth quarter and 20% for the full year.

Joenja® (leniolisib) marketed for the treatment of APDS

Joenja® revenue increased to US$19.8 million in the fourth quarter of 2025, a 53% increase compared to the fourth quarter of 2024. Revenue for the full year 2025 increased to US$58.2 million, a 29% increase compared to 2024. Revenue growth in the fourth quarter of 2025 was driven by a significant increase in patients on paid therapy in the U.S. and increased demand in international markets, including strong patient uptake in the U.K. following the April 2025 launch and purchases under government-supported access programs.

The U.S. market contributed 86% of 2025 revenues, while the EU and Rest of World contributed 14%.

As of December 31, 2025, 120 patients were on paid therapy in the U.S., representing a 25% increase from the 96 patients at the end of 2024. The number of patients on paid therapy in the U.S. increased by

24 during 2025, compared to an increase of 16 in 2024. The number of U.S. patients diagnosed with APDS that we have identified increased by 40 in 2025 compared to an increase of 18 in 2024.

APDS patient finding
As of December 31, 2025, we have identified 998 diagnosed APDS patients of all ages globally, including 274 patients in the U.S. and 382 in core markets outside of the U.S. Of the identified patients in the U.S., 181 patients are 12 years of age or older and currently eligible for treatment with Joenja®, while 52 are between 4 and 11 years of age.

VUS patient reclassification
We previously announced that genetic testing laboratories were evaluating data from a study published in June 2025 in the journal Cell by researchers at Columbia University to determine the process and potential for reclassifying variants of uncertain significance, or VUS, enabling providers to genetically confirm APDS diagnoses. Based on this evaluation, additional complementary evidence will be required for variant interpretation by genetic testing laboratories. We are planning new experiments to generate the data needed for genetic testing laboratories to evaluate VUSs identified in patients who have undergone genetic testing for APDS or other immunodeficiencies.

There are currently over 1,800 known U.S. patients with a VUS in the PIK3CD and PIK3R1 genes implicated in APDS. We expect to provide an estimate of how many of these patients may be diagnosed with APDS following completion of these experiments.

Joenja® (leniolisib) development
Leniolisib for APDS
As of December 31, 2025, there are 175 APDS patients in either a leniolisib Expanded Access Program (compassionate use), an ongoing clinical study, or a paid access program.

Pediatric label expansion
On January 30, 2026, we received a Complete Response Letter (CRL) from the U.S. Food and Drug Administration (FDA) regarding our supplemental New Drug Application (sNDA) for Joenja® (leniolisib) for the treatment of APDS in children aged 4 to 11 years. The FDA requested additional pediatric pharmacokinetic (PK) data and clarification related to an analytical batch testing method.

We believe we can address the clinical pharmacology and batch testing methodology issues outlined in the letter, and have requested a Type A meeting with the FDA to discuss the Agency’s feedback and align on the path forward for resubmission. The meeting is expected to occur in March 2026.

European Economic Area (EEA)
We completed the required manufacturing activities and quality controls requested by the European Medicine Agency’s (EMA) Committee for Human Medicinal Products (CHMP) and submitted our comprehensive response, including supporting data, by the January 2026 deadline. We now expect a CHMP opinion on the Marketing Authorisation Application (MAA) for leniolisib in adult and pediatric patients aged 12 years and older with potential EC approval in the first half of 2026.

Japan
A decision by the Japanese Pharmaceuticals and Medical Devices Agency (PMDA) is expected by the end of March 2026 on our new drug application (NDA) for leniolisib for the treatment of APDS in adult and pediatric patients 4 years of age and older.

Additional markets
We submitted a response with additional CMC data to Health Canada at the end of January 2026. A decision on the regulatory submission in Canada for APDS patients 12 years of age and older is expected by mid-year.

Leniolisib for additional primary immunodeficiencies (PIDs)
Two Phase II clinical trials are evaluating leniolisib for additional primary immunodeficiencies (PIDs) with immune dysregulation, which represent substantially larger patient populations than APDS. These include (i) genetically identifiable PIDs with immune dysregulation linked to altered PI3Kδ signaling and (ii) common variable immunodeficiency, or CVID, with immune dysregulation identified independently of genetics. We outlined the scientific and clinical rationale supporting the expansion of leniolisib into these patient populations at an Investor Day held on February 3, 2026.

Patient enrollment in both clinical trials is now complete and we anticipate trial read-outs in the second half of 2026.

Napazimone (KL1333) for mitochondrial DNA-driven primary mitochondrial disease
Napazimone (KL1333) is being evaluated in the pivotal FALCON clinical trial in adult patients with mtDNA-driven mitochondrial disease, and has the potential to become the first standard of care in this setting. Pharming management outlined the scientific and clinical rationale for the development of napazimone (KL1333) at the Investor Day held on February 3, 2026.

Over 20 clinical sites in the trial are actively recruiting, and the number of sites is expected to expand during the first half of 2026. The program remains on track to complete enrollment this year, with trial readout anticipated in late 2027 and potential FDA approval by the end of 2028, if successful.

Organizational updates
On September 2, 2025, we announced that Mr. Kenneth Lynard was appointed as Chief Financial Officer, effective October 1, 2025.
On November 6, 2025, we announced that Mrs. Leverne Marsh had been appointed as Chief Commercial Officer effective January 1, 2026, succeeding Mr. Stephen Toor.

Financial Summary

Consolidated Statement of Income	Q4 2025	Q4 2024	2025	2024
Amounts in US$m except per share data
Total Revenues	106.5	92.7	376.1	297.2
Cost of sales	(21.1)	(12.2)	(45.5)	(35.4)
Gross profit	85.4	80.5	330.6	261.8
Other income	4.2	0.1	6.5	2.2
Research and development	(32.1)	(22.3)	(100.4)	(83.1)
General and administrative	(20.0)	(24.7)	(80.0)	(70.7)
Marketing and sales	(31.3)	(26.9)	(131.0)	(118.8)
Other Operating Costs	(83.4)	(73.9)	(311.3)	(272.6)
Operating profit (loss)	6.2	6.7	25.8	(8.6)
Finance result (net) and share of result in associates	(1.4)	—	(13.0)	0.1
Profit (loss) before tax	4.8	6.7	12.8	(8.5)
Income tax credit (expense)	0.5	(3.8)	(10.3)	(3.3)
Profit (loss) for the period	5.3	2.9	2.5	(11.8)
Earnings per share
Basic, attributable to equity holders of the parent (US$)	0.008	0.004	0.004	(0.018)
Diluted, attributable to equity holders of the parent (US$)	0.007	0.004	0.004	(0.018)

Segment information - Revenues	Q4 2025	Q4 2024	2025	2024
Amounts in US$m
Revenue - RUCONEST® (US)	84.3	78.2	311.7	246.6
Revenue - RUCONEST® (EU and RoW)	2.4	1.4	6.2	5.6
Total Revenues - RUCONEST®	86.7	79.7	317.9	252.2
Revenue - Joenja® (US)	15.4	11.8	50.1	40.5
Revenue - Joenja® (EU and RoW)	4.4	1.3	8.1	4.5
Total Revenues - Joenja®	19.8	13.0	58.2	45.0

Total Revenues - US	99.8	90.0	361.7	287.1
Total Revenues - EU and RoW	6.8	2.7	14.4	10.1

Total Revenues	106.5	92.7	376.1	297.2

Consolidated Balance Sheet	December 31, 2025	December 31, 2024
Amounts in US$m
Cash and cash equivalents, restricted cash and marketable securities	181.1	169.4
Current assets	299.5	278.4
Total assets	500.0	400.0
Current liabilities	115.8	73.8
Equity	277.1	221.1
Underlying figures are unrounded. Therefore, totals may differ slightly from the sum of individual items due to rounding effects in the presentation of this press release.

Financial highlights

Fourth quarter 2025
For the fourth quarter of 2025, total revenues increased by US$13.8 million, or 15%, to US$106.5 million, compared to US$92.7 million in the fourth quarter of 2024. RUCONEST® revenues amounted to US$86.7 million, a 9% increase compared to the fourth quarter of 2024. This increase in RUCONEST® revenues was primarily driven by volume growth and a price increase in the U.S. Joenja® revenues amounted to US$19.8 million in the fourth quarter of 2025, a 53% increase compared to the fourth quarter of 2024. This increase in Joenja® revenues was primarily driven by an increase in volume.

Gross profit increased by US$4.9 million or 6% to US$85.4 million (4Q 2024: US$80.5 million), mainly due to the increase in revenues. This was partially offset by the first sales milestone payment for Joenja® of US$5.0 million included in cost of sales.

Other income increased from US$0.1 million in the fourth quarter of 2024 to US$4.2 million in the fourth quarter of 2025, primarily driven by a US$3.9 million gain on the early termination of the DSP facility lease at Pivot Park in Oss, the Netherlands.

The operating profit decreased 8% and amounted to US$6.2 million compared to US$6.7 million in the fourth quarter of 2024. Adjusted to exclude US$0.1 million of non-recurring Abliva acquisition-related expenses, US$4.1 million in one-off restructuring expenses, and the US$3.9 million gain on the early termination of the DSP facility lease, the operating profit amounted to US$6.5 million. The improved operating result was primarily driven by an increase in revenues, partially offset by higher operating expenses, which include a total of US$9.3 million in Abliva-related expenses, and the first sales milestone for Joenja® of US$5.0 million.

The finance result (net) and share of result in associates amounted to a loss of US$1.4 million compared to US$— million in the fourth quarter of 2024. This was primarily driven by unfavorable EUR/USD exchange rate developments, resulting in a foreign currency loss of US$2.2 million compared to a gain of US$2.6 million in the fourth quarter of 2024, partially offset by higher results from fair value measurements of US$2.5 million and higher share of results in associates of US$1.4 million.

In the fourth quarter of 2025, a net profit of US$5.3 million was realized, compared to a net profit of US$2.9 million in the fourth quarter of 2024. In addition to the aforementioned drivers, the net result was positively impacted by a tax credit of US$0.5 million compared to a tax expense of US$3.8 million in the fourth quarter of 2024.

Cash generated from operations amounted to US$10.7 million, compared to US$9.3 million in the fourth quarter of 2024. Cash and cash equivalents, including restricted cash and marketable securities, increased from US$168.9 million at the end of third quarter of 2025 to US$181.1 million at the end of the fourth quarter of 2025. This increase was primarily driven by the net cash flows generated from operating activities.

Full year 2025
In 2025, Pharming revenues increased by 27% to US$376.1 million. Operating profit improved from a US$8.6 million loss in 2024 to a US$25.8 million profit in 2025. Similarly, net profit improved from a US$11.8 million loss in 2024 to a US$2.5 million profit in 2025.

This section will further elaborate on Pharming's financial performance in 2025.

Revenues and Gross Profit
Total revenues for 2025 grew by 27%, reaching US$376.1 million, compared to US$297.2 million in 2024. Total RUCONEST® revenues were 26% higher at US$317.9 million, compared to revenues of US$252.2 million for 2024. Joenja® revenues amounted to US$58.2 million in 2025, a 29% increase compared to revenues of US$45.0 million for 2024. This increase was primarily driven by a 37% increase in volume.

Cost of sales increased by 29% from US$35.4 million in 2024 to US$45.5 million in 2025. Cost of inventories recognized as expenses in 2025 amounted to US$32.0 million compared to US$25.6 million in 2024, primarily due to the higher unit sales volume. The remainder of the increase in cost of sales in 2025 stems primarily from the higher royalty payments to Novartis on Joenja® sales of US$5.8 million (2024: US$4.9 million) and the first sales milestone payment for Joenja® of US$5.0 million (2024: US$— million), partially offset by lower impairment charges on inventory of US$2.7 million (2024: US$4.8 million).

Gross profit increased by US$68.8 million, or 26%, to US$330.6 million for the year 2025. The primary driver for this increase was higher sales volumes of RUCONEST® and Joenja®.

Other income
Other income increased to US$6.5 million compared to US$2.2 million in 2024. Other income in 2025 was supported by the gain on the early termination of the DSP facility lease at Pivot Park in Oss, the Netherlands of US$3.9 million.

Operating Profit (loss) and Other Operating Costs
The operating profit amounted to US$25.8 million compared to an operating loss of US$8.6 million for the prior year. Adjusted to exclude US$10.3 million of non-recurring Abliva acquisition-related expenses (of which US$8.1 million is included in General and administrative expenses and US$2.2 million is included in Research and development expenses), US$4.1 million in one-off restructuring expenses, and the US$3.9 million gain on the early termination of the DSP facility lease, the operating profit amounted to US$36.4 million. The improved operating result was primarily driven by an increase in revenues, partially offset by higher operating expenses which include a total of US$29.7 million in Abliva-related expenses, and the first sales milestone for Joenja® of US$5.0 million. Excluding the Abliva-related expenses and restructuring expenses, other operating expenses increased by 2% compared to prior year.

Finance result (net) and share of result in associates
The finance result (net) and share of result in associates amounted to a loss of US$13.0 million compared to a gain of US$0.1 million in 2024. The year‑on‑year decline was primarily driven by foreign currency losses of US$7.2 million, compared to a gain of US$2.0 million in 2024, resulting from the strengthening of the euro against the US dollar. In addition, interest income declined as the Company reduced its investments in marketable securities during the year. These effects were partially offset by a higher share of results in associates of US$2.4 million.

Income tax expense
Income tax expense increased from US$3.3 million for the year ending December 31, 2024, to US$10.3 million for the year ending December 31, 2025. This tax expense mainly results from the profits of Pharming in the U.S. being taxed against a U.S. Federal and State combined tax rate of 27.96%, while the losses in the Netherlands only partly result in an offsetting tax credit, as the share-based compensation expenses and losses in associates are generally non-deductible based on Dutch tax law.

Net result for the year
The Company had a net profit of US$2.5 million in 2025, compared to a net loss of US$11.8 million in 2024.

Intangible assets
In 2025, intangible assets increased by US$74.5 million, from US$61.0 million in 2024 to US$135.5 million in 2025. The significant year‑on‑year growth is primarily attributable to the acquisition of Abliva AB, including the recognition of the intellectual property related to the napazimone (KL1333) program.
The amortization relates to regular amortization of software, the RUCONEST® licenses (U.S. and EU) and the Joenja® license. The RUCONEST® license has a remaining amortization period of 12 years for the U.S. and 6 years for the EU. The Joenja® license has a remaining amortization period of 11 years.

Property, plant and equipment
The value of property, plant and equipment decreased from US$7.8 million in 2024 to US$7.2 million in 2025. This decline was primarily driven by regular depreciation (US$2.1 million) and positive foreign currency effects (US$0.8 million), partially offset by capital expenditures (US$0.7 million).

Right-of-use assets
The right-of-use assets increased from US$16.4 million in 2024 to US$16.7 million in 2025. This increase was primarily driven by remeasurements (US$2.4 million) and positive foreign currency effects (US$1.6 million), partially offset by regular depreciation (US$3.5 million) and the subsequent impairment of the remeasurement of the DSP facility at Pivot Park in Oss, the Netherlands (US$0.5 million). The 2025 building remeasurements were related to adjustments in the existing right-of-use assets to account for inflation-related higher lease payments.

Investments
Investments increased by US$4.4 million to US$8.6 million as of December 31, 2025. This increase was primarily driven by the capital contributions made to BioConnection of US$0.7 million, Pharming's share in the net result of BioConnection of US$0.6 million and a fair value increase of US$2.3 million in the preference share in BioConnection, carried at fair value through the statement of profit and loss (FVTPL).

Inventories
Inventories increased from US$55.7 million as of December 31, 2024, to US$64.9 million as of December 31, 2025 mainly as a result of foreign currency effects.

Cash and cash equivalents and marketable securities
Cash and cash equivalents alone increased by US$90.4 million to US$145.3 million as of December 31, 2025. Cash and cash equivalents is managed in combination with the marketable securities position.

The combined total of cash and cash equivalents, together with restricted cash and marketable securities increased from US$169.4 million at year-end 2024 to US$181.1 million at year-end 2025. This increase was primarily driven by the positive operating cash flow of US$54.7 million as well as proceeds from exercise of share-based compensation awards during 2025, amounting to US$19.8 million in positive cashflows for 2025. This increase was primarily offset by purchases of Abliva shares totaling US$68.0 million.

Shareholders' equity
Shareholders' equity increased by US$56.0 million from US$221.1 million for the year ended December 31, 2024, to US$277.1 million for the year ended December 31, 2025. This increase was driven by transactions recognized directly in equity relating to share-based compensation and exercised options (totaling US$23.7 million) and the other comprehensive income of US$29.1 million. The other comprehensive income was primarily driven by currency translation differences.

Convertible bond
The convertible bond position has increased by US$15.7 million to US$98.1 million at year-end 2025, from US$82.4 million as of December 31, 2024. This increase was mainly driven by foreign currency effects of US$11.0 million resulting from the strengthening of the euro against the US dollar.

Lease liabilities
Lease liabilities decreased by US$12.2 million, moving from US$29.9 million as of December 31, 2024, to US$17.7 million as of December 31, 2025. This decrease was primarily driven by disposals of lease liabilities, amounting to US$13.7 million of which the main contributor was the early termination of the DSP facility lease at Pivot Park in Oss, the Netherlands.

Trade and other payables
Trade and other payables increased by US$39.3 million, moving from US$66.6 million as of December 2024, to US$105.9 million as of December 31, 2025. This increase was driven by the fee for the early termination of the DSP facility lease at Pivot Park in Oss, the Netherlands of US$12.3 million, the acquisition of Abliva AB resulting in an additional US$7.0 million in Trade and other Payables, as well as the first sales milestone for Joenja® of US$5.0 million.

Outlook/Summary
For 2026, the Company anticipates:
•Total revenues between US$405 million and US$425 million (8% to 13% growth), with quarterly fluctuations expected.
•Total operating expenses between US$330 million and US$335 million (6% to 8% growth), including US$60 million incremental R&D expenses to advance the pipeline and US$9 million structural G&A cost reductions based on the plan announced in October 2025.
•Continued RUCONEST® growth, and significant and accelerating Joenja® U.S. and x-U.S. growth.
•Progress towards additional regulatory approvals and commercial launches for leniolisib for APDS patients 12 years of age or older and for pediatric label expansion in key global markets.
•Top-line data readouts for the two ongoing leniolisib Phase II clinical trials in PIDs with immune dysregulation to expand the asset’s addressable patient population.
•Completion of enrollment in the pivotal FALCON clinical study for napazimone (KL1333) in mitochondrial DNA-driven primary mitochondrial diseases.
•Enhancing capital allocation to drive growth and build a leading rare disease company.
•Continued focus on potential acquisitions and in-licensing of clinical stage opportunities in rare diseases. Financing, if required, would come via a combination of our strong balance sheet and access to capital markets.

No further specific financial guidance for 2026 is provided.

Additional information
Presentation
The conference call presentation is available on the Pharming.com website from 07:30 CET today.

Conference Call
The conference call will begin at 13:30 CET/08:30 am EDT on Thursday, March 12. A transcript will be made available on the Pharming.com website in the days following the call.

Please note, the Company will only take questions from dial-in attendees.

Webcast Link:
https://edge.media-server.com/mmc/p/ddxigjqm

Conference call dial-in details:
https://register-conf.media-server.com/register/BIb3649a77439d4a2d8e5e002bac980cd1

Additional information on how to register for the conference call/webcast can be found on the
Pharming.com website.

Financial Calendar 2026
Annual Report and 20-F 2025            April 2
1Q 2026 financial results             May 7
Annual General Meeting of Shareholders    May 28
2Q/1H 2026 financial results            July 30
3Q 2026 financial results            November 5
For further public information, contact:
Investor Relations
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696
E: investor@pharming.com

Media Relations
Global: Saskia Mehring, Corporate Communications Manager
T: +31 6 28 32 60 41
E: media.relations@pharming.com

U.S.: Ethan Metelenis (Precision AQ on behalf of Pharming)
T: +1 (917) 882-9038

Netherlands: Leon Melens (LifeSpring Life Sciences Communication on behalf of Pharming)
T: +31 6 53 81 64 27
About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is developing and commercializing a portfolio of innovative medicines, including small molecules and biologics. Pharming is headquartered in Leiden, the Netherlands, with a significant proportion of its employees based in the U.S.

For more information, visit www.pharming.com and find us on LinkedIn.

Risk profile
We continue to closely monitor and manage the key risks and opportunities, and will respond appropriately to any emerging risk. We will issue a full overview of our risk profile in our Annual report 2025 to be published on April 2, 2026.

Related party transactions
There are no material changes in the nature, scope, and (relative) scale in this reporting period compared to last year.

Auditor’s involvement
The Condensed Consolidated Interim Financial Statements have not been audited by the Company’s statutory auditor.

Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, and Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory, commercial, competitive and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2024 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information.

Inside Information
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Pharming Group N.V.
Condensed Consolidated Financial Statements in U.S. Dollars (unaudited)

For the period ended December 31, 2025

•Condensed consolidated statement of income
•Condensed consolidated statement of comprehensive income
•Condensed consolidated balance sheet
•Condensed consolidated statement of changes in equity
•Condensed consolidated statement of cash flow

CONDENSED CONSOLIDATED STATEMENT OF INCOME
For the period ended December 31

Amounts in US$ ‘000	2025	2024
Revenues	376,134	297,200
Costs of sales	(45,500)	(35,399)
Gross profit	330,634	261,801
Other income	6,528	2,177
Research and development	(100,367)	(83,147)
General and administrative	(79,958)	(70,650)
Marketing and sales	(130,995)	(118,802)
Other Operating Costs	(311,320)	(272,599)
Operating profit (loss)	25,842	(8,621)
Fair value gain (loss) on revaluation	2,345	4,990
Other finance income	2,176	6,843
Other finance expenses	(18,140)	(9,944)
Finance result (net)	(13,618)	1,889
Share of net profits (loss) in associates using the equity method	623	(1,760)
Profit (loss) before tax	12,847	(8,492)
Income tax credit (expense)	(10,310)	(3,349)
Profit (loss) for the period	2,538	(11,841)
Attributable to:
Equity holders of the parent	2,851	(11,841)
Non-controlling interests	(313)	—

Earnings per share
Basic earnings per share (US$)	0.004	(0.018)
Diluted earnings per share (US$)	0.004	(0.018)

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the period ended December 31

Amounts in US$ ‘000	2025	2024
Profit (loss) for the period	2,538	(11,841)
Currency translation differences	29,060	(11,980)
Items that may be subsequently reclassified to profit or loss	29,060	(11,980)
Fair value remeasurement investments	—	79
Items that shall not be subsequently reclassified to profit or loss	—	79
Other comprehensive income (loss), net of tax	29,060	(11,901)
Total comprehensive income (loss) for the period	31,598	(23,742)
Attributable to:
Equity holders of the parent	31,828	(23,742)
Non-controlling interests	(230)	—

CONDENSED CONSOLIDATED BALANCE SHEET

Amounts in US$ ‘000	December 31, 2025	December 31, 2024
Non-current assets
Intangible assets	135,538	61,039
Property, plant and equipment	7,233	7,752
Right-of-use assets	16,738	16,382
Long-term prepayments	94	90
Deferred tax assets	31,017	30,544
Investment accounted for using the equity method	1,944	466
Investment in debt instruments designated as at FVTPL	6,703	3,767
Restricted cash	1,227	1,505
Total non-current assets	200,495	121,545
Current assets
Inventories	64,902	55,724
Trade and other receivables	54,704	54,823
Restricted cash	761	—
Marketable securities	33,796	112,949
Cash and cash equivalents	145,305	54,944
Total current assets	299,469	278,440
Total assets	499,963	399,985
Equity
Share capital	8,009	7,769
Share premium	513,257	488,990
Other reserves	28,819	(209)
Accumulated deficit	(272,983)	(275,489)
Total equity	277,102	221,061
Non-current liabilities
Convertible bonds	92,719	78,154
Lease liabilities	14,351	26,968
Total non-current liabilities	107,070	105,122
Current liabilities
Convertible bonds	5,336	4,245
Provisions	1,187	—
Trade and other payables	105,899	66,611
Lease liabilities	3,369	2,946
Total current liabilities	115,791	73,802
Total equity and liabilities	499,963	399,985

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the period ended December 31

	Attributable to owners of the parent
Amounts in US$ ‘000	Share capital	Share premium	Other reserves	Accumulated deficit	Non-controlling interest	Total equity
January 1, 2024	7,669	478,431	(2,057)	(265,262)	—	218,781
Profit (loss) for the year	—	—	—	(11,841)	—	(11,841)
Movement in reserves	—	—	1,555	(1,555)	—	—
Other comprehensive income	—	—	(11,901)	—	—	(11,901)
Total comprehensive income (loss) for the year	—	—	(10,346)	(13,395)	—	(23,742)
Income tax expense from excess tax deductions related to share-based payments	—	—	—	(66)	—	(66)
Movement in reserves	—	—	(31)	31	—	—
Share-based compensation	—	—	—	11,248	—	11,248
Options exercised / LTIP shares issued	100	10,559	—	(8,044)	—	2,615
Value of conversion rights of convertible bonds, net of tax	—	—	12,225	—	—	12,225
Total transactions with owners, recognized directly in equity	100	10,559	12,194	3,169	—	26,022
Balance at December 31, 2024	7,769	488,990	(209)	(275,489)	—	221,061
January 1, 2025	7,769	488,990	(209)	(275,489)	—	221,061
Profit (loss) for the year	—	—	—	2,851	(313)	2,538
Movement in reserves	—	—	—	—	—	—
Other comprehensive income	—	—	28,977	—	83	29,060
Total comprehensive income (loss) for the year	—	—	28,977	2,851	(230)	31,598
Income tax expense from excess tax deductions related to share-based payments	—	—	—	1,343	—	1,343
Movement in reserves	—	—	(32)	32	—	—
Share-based compensation	—	—	—	13,766	—	13,766
Options exercised / LTIP shares issued	241	24,266	—	(14,581)	—	9,926
Acquisition of a subsidiary	—	—	—	—	7,285	7,285
Capital contributions to a subsidiary with non-controlling interests	—	—	—	(706)	706	—
Acquisition of non-controlling interests	—	—	83	(198)	(7,761)	(7,876)
Total transactions with owners, recognized directly in equity	241	24,266	51	(345)	230	24,443
Balance at December 31, 2025	8,009	513,257	28,819	(272,983)	—	277,102

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the period ended December 31

Amounts in US$ ’000	2025	2024
Profit (loss) before tax	12,847	(8,492)
Adjustments to reconcile net profit (loss) to net cash used in operating activities:
Depreciation, amortization, impairment of non-current assets	11,216	16,070
Equity settled share based payments	13,766	11,248
Fair value loss (gain) on revaluation	(2,345)	(4,990)
Loss (gain) on disposal of leases	(3,733)	22
Other finance income	(2,176)	(6,843)
Other finance expenses	17,901	9,887
Share of net losses (gains) in associates using the equity method	(623)	1,758
Operating cash flows before changes in working capital	46,853	18,660
Changes in working capital:
Inventories	(1,288)	(503)
Trade and other receivables	(3,355)	(6,783)
Payables and other current liabilities	17,820	(2,769)
Provisions	1,187	—
Restricted cash	(285)	(17)
Total changes in working capital	14,079	(10,072)
Interest received	2,069	5,201
Income taxes received (paid)	(8,293)	(15,584)
Net cash flows generated from (used in) operating activities	54,708	(1,795)
Capital expenditure for property, plant and equipment	(749)	(790)
Investment intangible assets	(6)	(6)
Disposal of investment designated as at FVOCI	224	2,098
Investment in associates using the equity method	(739)	—
Purchases of marketable securities	(2)	(284,314)
Proceeds from sale of marketable securities	85,001	314,630
Acquisition of a subsidiary, net of cash acquired	(57,476)	—
Net cash flows generated from (used in) investing activities	26,252	31,618
Payment of lease liabilities	(4,245)	(4,008)
Interests on lease liabilities	(1,130)	(1,141)
Net proceeds of issued convertible bonds	—	104,539
Repurchase of convertible bonds	—	(134,924)
Interests on convertible bonds	(5,067)	(4,457)
Acquisition of non-controlling interests	(7,876)	—
Exercise of share-based compensation awards	19,813	5,579
Net cash flows generated from (used in) financing activities	1,495	(34,412)
Increase (decrease) of cash	82,454	(4,589)
Exchange rate effects	7,907	(2,208)
Cash and cash equivalents at January 1	54,944	61,741
Total cash and cash equivalents at December 31	145,305	54,944
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